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                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                                        Commission File Number    333-03980

               ECHOSTAR SATELLITE BROADCASTING CORPORATION
            (Exact name of registrant as specified in its charter)


      90 INVERNESS CIRCLE EAST, ENGLEWOOD, CO 80112    (303) 799-8222
(Address, including zip code, and telephone numbers, including area code, of registrant's principal executive offices)


                  13-1/8% SENIOR SECURED DISCOUNT NOTES DUE 2004
             (Title of each class of securities covered by this Form)


                                     NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)    / /           Rule 12h-3(b)(1)(ii)   / /
         Rule 12g-4(a)(1)(ii)   / /           Rule 12h-3(b)(2)(i)    / /
         Rule 12g-4(a)(2)(i)    / /           Rule 12h-3(b)(2)(ii)   / /
         Rule 12g-4(a)(2)(ii)   / /           Rule 15d-6             / /
         Rule 12h-3(b)(1)(i)    /X/

     Approximate number of holders of record as of the certification or
notice date:   7

     Pursuant to the requirements of the Securities Exchange Act of 1934 EchoStar Satellite Broadcasting Corporation has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  MARCH 2, 1999                    BY:  /s/  David K. Moskowitz
                                           ----------------------------------
                                           Name:  David K. Moskowitz
                                           Title: Senior Vice President,
                                                  Secretary and General Counsel